UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SEGUE SOFTWARE, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

815807102

(CUSIP Number)

Timothy J. Stevens, Esq.

Borland Software Corporation

20450 Stevens Creek Blvd., Suite 800

Cupertino, CA 95014

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 7, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 9 Pages

CUSIP NO.: 815807102

1.	NAMES OF REPORTING PERSONS: Borland Software Corporation I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only): 942895440
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7. SOLE VOTING POWER 0
8. SHARED VOTING POWER 3,063,428(1)
9. SOLE DISPOSITIVE POWER 0
10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,063,428(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.5%(2)
14.	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Beneficial ownership of the Segue Common Stock (as defined below) referred to herein is being reported hereunder solely because Borland (as defined below) may be deemed to have beneficial ownership of such shares as a result of the Voting Agreements described in Item 4 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Borland that it is the beneficial owner of any of the Segue Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	The calculation of the foregoing percentage is based on 11,970,916 shares of Segue Common Stock outstanding as of the close of business on February 2, 2006, as represented by Segue in the Merger Agreement (as defined below) and 2,309,332 options to acquire Segue Common Stock, as provided by Segue, which are exercisable within 60 days.

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The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 1.	Security and Issuer.

This Statement on Schedule 13D (this “Statement”) relates to the shares of Common Stock, par value $.01 per share (the “Segue Common Stock”), of Segue Software, Inc., a Delaware corporation (“Segue”). The principal executive offices of Segue are located at 201 Spring Street, Lexington, MA 02421.

Item 2.	Identity and Background.

(a) - (c) This Statement is filed by Borland Software Corporation (“Borland”), a Delaware corporation. The address of Borland’s principal office is 20450 Stevens Creek Blvd., Suite 800 Cupertino, CA 95014. Borland’s principal business is developing and selling computer software and related services.

The name, business address and present principal occupation or employment of each executive officer and director of Borland, and the name, principal place of business and address of any corporation or other organization in which such employment is conducted are set forth on Schedule A hereto and incorporated herein by reference.

(d) - (e) During the last five years, neither Borland, nor, to the knowledge of Borland, any of the individuals referred to in Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(f) The citizenship of each executive officer and director of Borland is set forth on Schedule A hereto.

Item 3.	Source and Amount of Funds or Other Consideration.

As described in response to Item 4, the shares of Segue Common Stock to which this Statement relates have not been purchased by Borland, and thus no funds were used for such purpose. As an inducement for Borland to enter into the Agreement and Plan of Merger, dated as of February 7, 2006 (the “Merger Agreement”), by and among Borland, Beta Merger Sub, Inc. (“Merger Sub”) and Segue, and in consideration thereof, James H. Simons, Douglas Zacarro, John Levine, Michael Sullivan, Howard Morgan, Jyoti Prakash, and certain of their affiliates (collectively, the “Shareholders”) entered into Voting Agreements, each dated as of February 7, 2006 (the “Voting Agreements”), with Borland with respect to certain shares of Segue Common Stock. Borland did not pay additional consideration to the Shareholders in connection with the execution and delivery of the Voting Agreements. For a description of the Voting Agreements, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

Page 3 of 9 Pages

Item 4.	Purpose of Transaction.

As an inducement for Borland to enter into the Merger Agreement, the Shareholders entered into the Voting Agreements. The purpose of the Voting Agreements is to facilitate the consummation of the transactions contemplated by the Merger Agreement.

The Merger Agreement

The Merger Agreement provides that, pursuant to the terms and subject to the conditions set forth therein, Merger Sub will merge with and into Segue (the “Merger”), with Segue continuing as the surviving corporation after the Merger (the “Surviving Corporation”). As a result of the Merger, Segue will become a wholly owned subsidiary of Borland. The Board of Directors of Segue and Borland have approved the Merger and the Merger Agreement.

At the effective time of the Merger, each share of Segue Common Stock, other than shares of Segue Common Stock as to which dissenters’ appraisal rights are perfected under Delaware law and shares of Segue Common Stock held by Segue or any of its subsidiaries or by Borland or any of its subsidiaries, will be canceled and be automatically converted into and thereafter only represent the right to receive cash, without any interest, in the amount of $8.67 (the “Merger Consideration”). Options to purchase Segue Common Stock that are outstanding, vested and unexercised at the effective time of the Merger will be canceled and be converted automatically into the right to receive from the Surviving Corporation a cash payment for each share of Segue Common Stock subject to the stock option an amount equal to the Merger Consideration less the per share exercise price of the stock option and all applicable federal and state tax withholding obligations of the optionee. Options to purchase Segue Common Stock that are outstanding, unvested and unexercised at the effective time of the Merger will be canceled and be converted automatically into the right to receive from the Surviving Corporation a cash payment for each share of Segue Common Stock subject to the stock option an amount equal to the Merger Consideration less the per share exercise price of the stock option and all applicable federal and state tax withholding obligations of the optionee at the date that such option would otherwise have vested if the holder of such option is still employed by Segue at such time.

At the effective time of the Merger, the officers and directors of Merger Sub immediately prior to the effective time of the Merger will become the officers and directors of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified.

At the effective time of the Merger, the certificate of incorporation of the Surviving Corporation shall be amended to be the same as the certificate of incorporation of Merger Sub, as in effect immediately prior to the effective time of the Merger, except that the name of the Surviving Corporation shall continue to be Segue. At the effective time of the Merger, the bylaws of the Surviving Corporation shall be amended to be the same as the bylaws of Merger Sub, as in effect immediately prior to the effective time of the Merger.

If the Merger is consummated, the Segue Common Stock will be deregistered under the Securities Exchange Act of 1934, as amended, and delisted from the NASDAQ Stock Market.

The Merger Agreement is filed as Exhibit 99.1, and is incorporated herein by reference.

Page 4 of 9 Pages

The Voting Agreements

In connection with the execution of the Merger Agreement, on February 7, 2006, Borland entered into the Voting Agreements with the Shareholders, pursuant to which the Shareholders agreed to vote (or, if requested, execute proxies with respect to) a number of shares equal to approximately 21.5% of the outstanding shares of Segue Common Stock in favor of the Merger and the Merger Agreement, at every meeting (or in connection with any action by written consent) of the shareholders of Segue at which such matters are considered. Further, the Shareholders agreed to vote against any action that would reasonably be expected to (1) result in a material breach of the Merger Agreement or Voting Agreements, (2) preclude fulfillment of a condition under the Merger Agreement or (3) materially interfere with or adversely affect the transactions contemplated by the Merger Agreement or the Voting Agreements.

Subject to the terms of the Voting Agreements, for a period beginning on the date of the Voting Agreements and continuing until the earlier of the effective time of the Merger and the termination of the Voting Agreements in accordance with their terms, the Shareholders also agreed not to (1) with limited exceptions, transfer or enter into any agreement with respect to a transfer of their shares of Segue Common Stock, (2) grant a proxy or power of attorney with respect to their shares of Segue Common Stock, (3) deposit into any voting trust with respect to their shares of Segue Common Stock, (4) enter into any voting agreement with respect to their shares of Segue Common Stock, (5) create or permit to exist any liens with respect to their shares of Segue Common Stock, or (6) take any action that would interfere with the Stockholders’ ability to perform their obligations under the Voting Agreements.

The Voting Agreements terminate upon the earlier of (1) the effective time of the Merger and (2) the termination of the Merger Agreement pursuant to its terms.

The Voting Agreements are filed as Exhibits 99.2 - 99.7, and are incorporated herein by reference.

The foregoing descriptions of the Merger Agreement and the Voting Agreements are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements.

Except as set forth in this Statement, the Merger Agreement and the Voting Agreements, neither Borland nor, to the knowledge of Borland, any of the individuals referred to in Schedule A, has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D (although Borland reserves the right to develop such plans).

Item 5.	Interest in Securities of the Issuer.

(a) - (b) As of the filing date of this Schedule 13D, as a result of the Voting Agreements, Borland may be deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of 3,063,428 shares of Segue Common Stock, which, based on 11,970,916 shares of Segue Common Stock outstanding as of the close of business, February 2, 2006, as represented by Segue in the Merger Agreement, and 2,309,332 options to acquire Segue Common Stock, as provided by Segue, which are exercisable within 60 days, represents approximately 21.5% of the shares of Segue Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1). As of the filing date of this Schedule 13D, as a result of the Voting Agreements, Borland may be deemed to have shared power to vote or direct the vote of 2,574,048 shares of Segue Common Stock, which, based on 11,970,916 shares of Segue Common Stock outstanding as of the close of business, February 2,

Page 5 of 9 Pages

2006 as represented by Segue in the Merger Agreement, represents approximately 21.5% of the outstanding shares of Segue Common Stock.

Borland is not entitled to any rights of a shareholder of Segue. Borland does not have (i) sole power to vote or direct the vote or (ii) sole or shared power to dispose or direct the disposition of any shares of Segue Common Stock. Borland expressly disclaims any beneficial ownership of any Segue Common Stock under the Voting Agreements. Other than as set forth above, neither Borland nor any subsidiary of Borland, nor, to the knowledge of Borland, any of the individuals referred to in Schedule A, has the sole or shared power to vote or to direct the vote or has the sole or shared power to dispose or to direct the disposition of any shares of Segue Common Stock.

(c) Except as set forth or incorporated herein, neither Borland, nor, to the knowledge of Borland, any of the individuals referred to in Schedule A, has effected any transaction in Segue Common Stock during the past 60 days.

(d) Not applicable

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described in Items 3, 4 and 5, to the knowledge of Borland, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named in Item 2 or Schedule A and any other person with respect to the securities of Segue, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of Segue.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Agreement and Plan of Merger, by and among Segue Software, Inc., a Delaware corporation, Beta Merger Sub, Inc., a Delaware corporation, and Segue Software, Inc., a Delaware corporation, dated February 7, 2006 (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Borland on February 8, 2006).

Exhibit 99.2	Voting Agreement by and among Borland Software Corporation, Michael Sullivan and Jennifer A. Sullivan, dated February 7, 2006

Exhibit 99.3	Voting Agreement by and among Borland Software Corporation, Douglas Zaccaro and Pamela E. Zacarro, dated February 7, 2006

Exhibit 99.4	Voting Agreement by and between Borland Software Corporation and John Levine, dated February 7, 2006

Page 6 of 9 Pages

Exhibit 99.5	Voting Agreement by and between Borland Software Corporation and Howard Morgan, dated February 7, 2006

Exhibit 99.6	Voting Agreement by and among Borland Software Corporation and James H. Simons, S-7 Associates and Shining Sea Ltd., dated February 7, 2006

Exhibit 99.7	Voting Agreement by and among Borland Software Corporation, Jyoti Prakash and Purnima Prakash, dated February 7, 2006

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

Borland Software Corporation

By:	/s/ Timothy J. Stevens
Name:	Timothy J. Stevens
Title:	Senior Vice President and General Counsel

Dated: February 17, 2006

Page 8 of 9 Pages

Schedule A

Directors and Officers

Set forth below is a list of the directors and executive officers of Borland, setting forth the business address and present principal occupation or employment, and the name and address of any corporation or organization in which such employment is conducted, of each person. To Borland’s knowledge, all directors and officers listed below are citizens of the United States. Unless otherwise indicated below, the business address of each person is c/o Borland Software Corporation, 20450 Stevens Creek Blvd., Suite 800 Cupertino, CA 95014.

Name	Present Principal Occupation and Business Address of such Organization
Dale Fuller	Director; Private Investor

Mark Garrett	Director; Senior Vice President and Chief Financial Officer of EMC Corporation’s Software Group

Kenneth Hahn	Chief Financial Officer

William K. Hooper	Chairman of the Board of Directors; President of Monterey Plaza Hotel Corporation

Tod Nielsen	Director, President and Chief Executive Officer

T. Michael Nevens	Director; Private Investor

John F. Olsen	Director; Private Investor

Charles J. Robel	Director; General Partner and Chief Operating Officer for Hummer Winblad Venture Partners

Timothy J. Stevens	Senior Vice President and General Counsel

Matthew Thompson	Senior Vice President, World Wide Sales

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